September 1, 2016

VIA EDGAR SUBMISSION

Mr. Larry Sprigel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Hammer Fiber Optics Holdings Corp.

Form 8-K

Filed July 21, 2016

File No. 001-35876

Dear Sirs/Madams:

We are in receipt of your comment letter dated August 12, 2016, regarding Hammer Fiber Optics Holdings Corp. July 21, 2016, Form 8-K filing.  We are requesting an additional 10 business days to respond due to time constraints associated with updating our interim financial statements of operations for the year ended April 30, 2016 As a result, we will submit our response letter by September 12, 2016.

Very truly yours,

/s/ Mark Stogdill

Mark Stogdill

Chief Executive Officer